SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2018
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2018

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the three month period ended March 31, 2018 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: May 14, 2018	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2018 and for the three-month periods ended March 31, 2018 and 2017

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Capital stock: 122,381,815 common shares (of which 6,039,649 are treasury shares)

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month periods ended March 31, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	March 31,
	Note	2018	2017

		(unaudited)
Sales of goods and services rendered	4	155,567	166,091
Cost of goods sold and services rendered	5	(120,948)	(139,362)
Initial recognition and changes in fair value of biological assets and agricultural produce	14	16,081	17,365
Changes in net realizable value of agricultural produce after harvest		(691)	(227)
Margin on manufacturing and agricultural activities before operating expenses		50,009	43,867
General and administrative expenses	6	(15,172)	(14,017)
Selling expenses	6	(16,326)	(16,014)
Other operating income, net	8	18,936	13,272
Profit from operations before financing and taxation		37,447	27,108
Finance income	9	3,006	2,112
Finance costs	9	(28,217)	(19,442)
Financial results, net	9	(25,211)	(17,330)
Profit before income tax		12,236	9,778
Income tax benefit	10	(3,704)	(3,811)
Profit for the period		8,532	5,967
Attributable to:
Equity holders of the parent		6,901	4,991
Non-controlling interest		1,631	976

Earnings per share attributable to the equity holders of the parent during the period:
Basic		0.059	0.041
Diluted		0.058	0.041

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month periods ended March 31, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31,	March 31,
	2018	2017

	(unaudited)

Profit for the period	8,532	5,967
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(4,761)	14,717
Cash flow hedge, net of tax (Note 2)	(3,620)	11,392
Other comprehensive earnings for the period	(8,381)	26,109
Total comprehensive earnings for the period	151	32,076

Attributable to:
Equity holders of the parent	(1,008)	30,885
Non-controlling interest	1,159	1,191

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2018 and December 31, 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2018	2017
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	852,159	820,931
Investment property	12	2,102	2,271
Intangible assets	13	16,850	17,192
Biological assets	14	11,639	11,276
Deferred income tax assets	10	39,586	43,437
Trade and other receivables	16	21,462	22,107
Other assets		522	535
Total Non-Current Assets		944,320	917,749
Current Assets
Biological assets	14	138,815	156,718
Inventories	17	136,614	108,919
Trade and other receivables	16	180,036	150,107
Derivative financial instruments	15	12,058	4,483
Other assets		25	30
Cash and cash equivalents	18	183,775	269,195
Total Current Assets		651,323	689,452
TOTAL ASSETS		1,595,643	1,607,201
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	19	183,573	183,573
Share premium	19	897,536	908,934
Cumulative translation adjustment		(545,834)	(541,545)
Equity-settled compensation		19,185	17,852
Cash flow hedge		(28,311)	(24,691)
Treasury shares		(9,061)	(6,967)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		67,897	60,984
Equity attributable to equity holders of the parent		626,559	639,714
Non-controlling interest		6,576	5,417
TOTAL SHAREHOLDERS EQUITY		633,135	645,131
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	823	827
Borrowings	22	643,845	663,060
Deferred income tax liabilities	10	8,526	10,457
Payroll and social security liabilities	23	1,373	1,240
Provisions for other liabilities	24	3,877	4,078
Total Non-Current Liabilities		658,444	679,662
Current Liabilities
Trade and other payables	21	83,747	98,423
Current income tax liabilities		774	503
Payroll and social security liabilities	23	30,150	27,267
Borrowings	22	184,686	154,898
Derivative financial instruments	15	2,321	552
Provisions for other liabilities	24	2,386	765
Total Current Liabilities		304,064	282,408
TOTAL LIABILITIES		962,508	962,070
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,595,643	1,607,201

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2017	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673
Profit for the period	—	—	—	—	—	—	—	4,991	4,991	976	5,967
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	14,502	—	—	—	—	—	14,502	215	14,717
Cash flow hedge (*)	—	—	—	—	11,392	—	—	—	11,392	—	11,392
Other comprehensive income for the period	—	—	14,502	—	11,392	—	—	—	25,894	215	26,109
Total comprehensive income for the period	—	—	14,502	—	11,392	—	—	4,991	30,885	1,191	32,076

Restricted shares (Note 20):
- Value of employee services	—	—	—	1,429	—	—	—	—	1,429	—	1,429
-Purchase of own shares (Note 19)	—	(1,059)	—	—	—	(171)	—	—	(1,230)	—	(1,230)
-Dividends	—	—	—	—	—	—	—	—	—	(1,664)	(1,664)
Balance at March 31, 2017 (unaudited)	183,573	936,191	(512,862)	18,647	(25,907)	(2,030)	41,574	55,989	695,175	7,109	702,284

(*) Net of 5,920 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2018	183,573	908,934	(541,545)	17,852	(24,691)	(6,967)	41,574	60,984	639,714	5,417	645,131
Profit for the period	—	—	—	—	—	—	—	6,901	6,901	1,631	8,532
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(4,289)	—	—	—	—	—	(4,289)	(472)	(4,761)
Cash flow hedge (*)	—	—	—	—	(3,620)	—	—	—	(3,620)	—	(3,620)
Other comprehensive income for the period	—	—	(4,289)	—	(3,620)	—	—	—	(7,909)	(472)	(8,381)
Total comprehensive income for the period	—	—	(4,289)	—	(3,620)	—	—	6,901	(1,008)	1,159	151

Employee share options (Note 20)
- Forfeited	—	—	—	(12)	—	—	—	12	—	—	—
Restricted shares (Note 20):											—
- Value of employee services	—	—	—	1,345	—	—	—	—	1,345	—	1,345
- Purchase of own shares	—	(11,398)	—	—	—	(2,094)	—	—	(13,492)	—	(13,492)
Balance at March 31, 2018 (unaudited)	183,573	897,536	(545,834)	19,185	(28,311)	(9,061)	41,574	67,897	626,559	6,576	633,135

(*) Net of 1,294 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2018	March 31, 2017
		(unaudited)
Cash flows from operating activities:
Profit for the period		8,532	5,967
Adjustments for:
Income tax expense	10	3,704	3,811
Depreciation	11	24,228	17,458
Amortization	13	265	191
(Gain) / Loss from disposal of other property items	8	(120)	557
Equity settled share-based compensation granted	7, 20	1,345	1,429
(Gain) from derivative financial instruments	8, 9	(16,572)	(14,571)
Interest and other expense, net	9	11,225	12,024
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(9,296)	(5,843)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(910)	174
Provision and allowances		29	68
Foreign exchange losses, net	9	9,348	3,684
Cash flow hedge – transfer from equity	9	2,101	(666)
Subtotal		33,879	24,283
Changes in operating assets and liabilities:
Increase in trade and other receivables		(32,399)	(20,864)
(Increase) / Decrease in inventories		(17,801)	2,276
Decrease in biological assets		9,332	2,616
Decrease / (Increase) in other assets		6	(17)
Decrease in derivative financial instruments		12,579	8,066
Decrease in trade and other payables		(13,699)	(28,522)
Increase in payroll and social security liabilities		3,690	3,860
(Decrease) / Increase in provisions for other liabilities		(221)	111
Net cash generated in operating activities before taxes paid		(4,634)	(8,191)
Income tax paid		(131)	(278)
Net cash generated from operating activities		(4,765)	(8,469)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2018	March 31, 2017
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(62,418)	(58,535)
Purchases of cattle and non current biological assets		(1,464)	—
Purchases of intangible assets	13	(456)	(101)
Interest received	9	2,463	1,422
Proceeds from sale of property, plant and equipment		508	222
Net cash used in investing activities		(61,367)	(56,992)

Cash flows from financing activities:
Proceeds from long-term borrowings		8,728	149,801
Payments of long-term borrowings		(6,074)	(45,567)
Proceeds from short-term borrowings		39,335	52,604
Payment of short-term borrowings		(23,934)	(2,021)
Payment of derivatives financial instruments		(190)	(2,704)
Interest paid		(21,035)	(10,046)
Purchase of own shares		(13,492)	(1,230)
Dividends paid to non-controlling interest		(1,195)	(659)
Net cash generated from financing activities		(17,857)	140,178
Net decrease in cash and cash equivalents		(83,989)	74,717
Cash and cash equivalents at beginning of period	18	269,195	158,568
Effect of exchange rate changes on cash and cash equivalents		(1,431)	(1,964)
Cash and cash equivalents at end of period	18	183,775	231,321

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 11, 2018.

2.    Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2017 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2018. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2018. All amounts are shown in US dollars.

	March 31, 2018
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(17,170)	—	—	—	(17,170)
Brazilian Reais	—	(60,240)	—	—	(60,240)
US Dollar	(244,096)	(441,107)	24,021	112,199	(548,983)
Uruguayan Peso	—	—	(713)	—	(713)
Total	(261,266)	(501,347)	23,308	112,199	(627,106)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2018 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2018
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(24,410)	(44,111)	2,402	—	(66,119)
(Decrease) or increase in Profit Before Income Tax	(24,410)	(44,111)	2,402	—	(66,119)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2018 and 2020.

For the period ended March 31, 2018, a total amount before income tax of US$ 7,015 loss was recognized in other comprehensive income and an amount of US$ 2,101 loss was reclassified from equity to profit or loss within “Financial results, net”.

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2018 (all amounts are shown in US dollars):

	March 31, 2018
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	7,029	—	—	—	7,029
Brazilian Reais	—	88,829	—	—	88,829
US Dollar	63,677	30,704	30,006	496,586	620,973
Subtotal Fixed-rate borrowings	70,706	119,533	30,006	496,586	716,831
Variable rate:
Brazilian Reais	—	25,981	—	—	25,981
US Dollar	69,203	16,435	—	—	85,638
Subtotal Variable-rate borrowings	69,203	42,416	—	—	111,619
Total borrowings as per analysis	139,909	161,949	30,006	496,586	828,450
Finance leases	81	—	—	—	81
Total borrowings at March 31, 2018	139,990	161,949	30,006	496,586	828,531

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

At March 31, 2018, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	March 31, 2018
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(260)	(260)
US Dollar	(692)	(164)	(856)
Decrease in Profit Before Income Tax	(692)	(424)	(1,116)

•	Credit risk

As of March 31, 2018, nine banks accounted for more than 92% of the total cash deposited (J.P. Morgan, HSBC, Banco do Brasil, Banco Itau, Banco Santander, Banco Safra, Banco do Brasil NY, ING Bank, Banco Tokyo).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2018:

▪	Futures / Options

	March 31, 2018
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(12)	34	(337)	(359)
Soybean	94	30,074	(794)	(1,151)
Wheat	(38)	(6,553)	(172)	172
Sugar	498,804	169,246	11,661	21,541
Ethanol	15,450	24,070	28	28
Options:
Sell call
Corn	(15)	109	229	119
Total	514,283	216,980	10,615	20,350

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Other derivative financial instruments

As of March 31, 2018, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2017.

During the period ended March 31, 2017, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 14.8 million. Those contracts entered in 2018 had maturity dates November 2018. The outstanding contracts resulted in the recognition of a loss of US$ 0.1 million in 2018. No contract of this kind have been entered in 2018.

During the period ended on March 31 2017, the Group entered into a currency forward contract with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 37.7. These contract finished in February 2017 and resulted in a recognition of US$ 0.02 million loss.

During the period ended on March 31, 2018 and 2017, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 11.0 million and US$ 20.3 million, respectively. The currency forward contracts maturity date are between May and June 2018, and March and June 2017, respectively. The outstanding contracts resulted in the recognition of a gain of US$ 0.04 million and US$ 0.02 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪
The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪
The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•
The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the three-month period ended March 31, 2018 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	33,701	15,348	8,263	344	57,656	97,911	—	—	155,567
Cost of goods sold and services rendered	(33,996)	(16,457)	(8,040)	(220)	(58,713)	(62,235)	—	—	(120,948)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,894	10,622	2,250	(185)	30,581	(14,500)	—	—	16,081
Changes in net realizable value of agricultural produce after harvest	(691)	—	—	—	(691)	—	—	—	(691)
Margin on manufacturing and agricultural activities before operating expenses	16,908	9,513	2,473	(61)	28,833	21,176	—	—	50,009
General and administrative expenses	(905)	(1,310)	(391)	(40)	(2,646)	(7,651)	—	(4,875)	(15,172)
Selling expenses	(1,401)	(2,593)	(60)	(43)	(4,097)	(12,219)	—	(10)	(16,326)
Other operating income, net	(5,214)	135	(22)	(2)	(5,103)	24,033	—	6	18,936
Profit / (loss) from operations before financing and taxation	9,388	5,745	2,000	(146)	16,987	25,339	—	(4,879)	37,447

Depreciation and amortization	(461)	(1,038)	(304)	(41)	(1,844)	(22,649)	—	—	(24,493)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	13,818	10,622	67	108	24,615	(15,319)	—	—	9,296
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,076	—	2,183	(293)	5,966	819	—	—	6,785
Changes in net realizable value of agricultural produce after harvest (unrealized)	910	—	—	—	910	—	—	—	910
Changes in net realizable value of agricultural produce after harvest (realized)	(1,601)	—	—	—	(1,601)	—	—	—	(1,601)

Farmlands and farmland improvements, net	56,676	12,300	198	8,690	77,864	26,218	—	—	104,082
Machinery, equipment, building and facilities, and other fixed assets, net	21,442	17,137	11,051	369	49,999	410,058	—	—	460,057
Bearer plants, net	274	—	—	1,823	2,097	244,499	—	—	246,596
Work in progress	3,001	5,089	7,696	—	15,786	25,638	—	—	41,424
Investment property	—	—	—	2,102	2,102	—	—	—	2,102
Goodwill	2,983	1,371	—	1,077	5,431	6,571	—	—	12,002
Biological assets	47,297	4,233	9,740	4,200	65,470	84,984	—	—	150,454
Finished goods	21,938	9,907	—	—	31,845	20,585	—	—	52,430
Raw materials, Stocks held by third parties and others	8,969	45,687	3,433	63	58,152	26,032	—	—	84,184
Total segment assets	162,580	95,724	32,118	18,324	308,746	844,585	—	—	1,153,331
Borrowings	76,173	90,422	2,707	2,412	171,714	611,714	—	45,103	828,531
Total segment liabilities	76,173	90,422	2,707	2,412	171,714	611,714	—	45,103	828,531

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the three-month period ended March 31, 2017 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	25,196	19,260	10,812	171	55,439	110,652	—	—	166,091
Cost of goods sold and services rendered	(25,136)	(17,436)	(10,485)	(56)	(53,113)	(86,249)	—	—	(139,362)
Initial recognition and changes in fair value of biological assets and agricultural produce	11,897	6,022	1,941	184	20,044	(2,679)	—	—	17,365
Changes in net realizable value of agricultural produce after harvest	(227)	—	—	—	(227)	—	—	—	(227)
Margin on manufacturing and agricultural activities before operating expenses	11,730	7,846	2,268	299	22,143	21,724	—	—	43,867
General and administrative expenses	(673)	(1,125)	(239)	(43)	(2,080)	(6,865)	—	(5,072)	(14,017)
Selling expenses	(1,032)	(3,085)	(239)	(4)	(4,360)	(11,606)	—	(48)	(16,014)
Other operating (loss)/income, net	2,160	174	250	(161)	2,423	10,887	—	(38)	13,272
Profit / (loss) from operations before financing and taxation	12,185	3,810	2,040	91	18,126	14,140	—	(5,158)	27,108

Depreciation and amortization	(335)	(922)	(238)	(30)	(1,525)	(16,124)	—	—	(17,649)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,960	5,673	—	184	15,817	(9,974)	—	—	5,843
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,937	349	1,941	—	4,227	7,295	—	—	11,522
Changes in net realizable value of agricultural produce after harvest (unrealized)	(174)	—	—	—	(174)	—	—	—	(174)
Changes in net realizable value of agricultural produce after harvest (realized)	(53)	—	—	—	(53)	—	—	—	(53)

As of December 31,2017:
Farmlands and farmland improvements, net	59,680	13,688	248	9,346	82,962	26,342	—	—	109,304
Machinery, equipment, building and facilities, and other fixed assets, net	21,365	18,851	12,175	341	52,732	390,350	—	—	443,082
Bearer plants, net	252	—	—	1,832	2,084	236,826	—	—	238,910
Work in progress	714	1,940	5,659	—	8,313	21,322	—	—	29,635
Investment property	—	—	—	2,271	2,271	—	—	—	2,271
Goodwill	3,221	1,480	—	1,110	5,811	6,601	—	—	12,412
Biological assets	31,745	29,717	9,338	4,016	74,816	93,178	—	—	167,994
Finished goods	21,146	8,476	—	—	29,622	32,266	—	—	61,888
Raw materials, Stocks held by third parties and others	17,958	9,927	1,726	364	29,975	17,056	—	—	47,031
Total segment assets	156,081	84,079	29,146	19,280	288,586	823,941	—	—	1,112,527
Borrowings	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958
Total segment liabilities	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	March 31, 2018	March 31, 2017
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	73,788	57,279
Sugar (*)	19,553	46,970
Soybean oil and meal	2,991	—
Rice	14,513	19,055
Energy	4,532	6,384
Powder milk	429	2,660
Operating leases	177	175
Services	245	411
Others	2,532	280
	118,760	133,214
Sales of agricultural produce and biological assets:
Soybean (*)	8,725	5,362
Cattle for dairy production	725	735
Corn (*)	13,631	9,414
Milk	7,314	7,181
Wheat	4,435	8,376
Sunflower	710	422
Barley	1,090	1,324
Seeds	62	—
Others	115	63
	36,807	32,877
Total sales	155,567	166,091

(*) Includes sales of soybean, corn and sugar produced by third parties for an amount of US$ 3.0 million,US$ 7.1 million and US$ 11.9 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$89 million as of March 31, 2018 (March 31, 2017: US$ 108 million) comprised primarily of 53.834 tons of sugar (US$ 15.0 million), 16.019 m³ of ethanol (US$ 11.2 million), 198.854 mhw of energy (U$S 28.8 million), 85.441 tons of soybean (US$ 13.3 million), 59,676 tons of corn (US$ 19.2 million), 4,318 tons of wheat (US$ 0.8 million) and other products (US$ 0.8 million) which expire between April 2018 and December 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of March 31, 2018 :

	March 31, 2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018 (Note 17)	21,146	8,476	—	—	32,266	61,888
Cost of production of manufactured products (Note 6)	1,657	18,030	172	49	47,337	67,245
Purchases	10,586	542	—	—	10,743	21,871
Agricultural produce	27,065	—	7,868	171	—	35,104
Transfer to raw material	(4,942)	—	—	—	—	(4,942)
Direct agricultural selling expenses	4,167	—	—	—	—	4,167
Tax recoveries (i)	—	—	—	—	(7,998)	(7,998)
Changes in net realizable value of agricultural produce after harvest	(691)	—	—	—	—	(691)
Finished goods at the end of March 31, 2018 (Note 17)	(21,938)	(9,907)	—	—	(20,585)	(52,430)
Exchange differences	(3,054)	(684)	—	—	472	(3,266)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	33,996	16,457	8,040	220	62,235	120,948
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of March 31, 2017:

	March 31, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	77	16,992	—	56	50,946	68,071
Purchases	11,861	972	2,569	—	19,936	35,338
Agricultural produce	12,881	—	7,916	—	—	20,797
Transfer to raw material	(2,157)	—	—	—	—	(2,157)
Direct agricultural selling expenses	2,965	—	—	—	—	2,965
Tax recoveries (i)	—	—	—	—	(5,320)	(5,320)
Changes in net realizable value of agricultural produce after harvest	(227)	—	—	—	—	(227)
Finished goods as of March 31, 2017	(13,808)	(6,153)	—	—	(30,428)	(50,389)
Exchange differences	427	152	—	—	1,514	2,093
Cost of goods sold and services rendered, and direct agricultural selling expenses year	25,136	17,436	10,485	56	86,249	139,362
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended March 31, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	2,087	38	49	6,260	8,434	8,961	1,697	19,092
Raw materials and consumables	42	1,286	—	—	1,052	2,380	—	—	2,380
Depreciation and amortization	—	174	69	—	15,317	15,560	1,671	218	17,449
Fuel, lubricants and others	—	51	—	—	4,426	4,477	79	56	4,612
Maintenance and repairs	—	536	13	—	2,255	2,804	358	97	3,259
Freights	—	1,416	9	—	99	1,524	—	3,058	4,582
Export taxes / selling taxes	—	—	—	—	—	—	—	8,042	8,042
Export expenses	—	—	—	—	—	—	—	476	476
Contractors and services	150	191	—	—	1,122	1,463	—	—	1,463
Energy transmission	—	—	—	—	275	275	—	773	1,048
Energy power	—	492	30	—	—	522	68	14	604
Professional fees	—	15	10	—	147	172	1,714	90	1,976
Other taxes	—	17	—	—	286	303	451	2	756
Contingencies	—	—	—	—	—	—	497	—	497
Lease expense and similar arrangements	—	59	—	—	—	59	292	4	355
Third parties raw materials	—	893	—	—	414	1,307	—	—	1,307
Tax recoveries	—	—	—	—	—	—	3	—	3
Others	—	345	3	—	1,045	1,393	1,078	1,799	4,270
Subtotal	192	7,562	172	49	32,698	40,673	15,172	16,326	72,171
Own agricultural produce consumed	1,465	10,468	—	—	14,639	26,572	—	—	26,572
Total	1,657	18,030	172	49	47,337	67,245	15,172	16,326	98,743

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended March 31, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	2,081	—	54	5,298	7,433	8,329	1,512	17,274
Raw materials and consumables	77	1,182	—	—	1,179	2,438	—	—	2,438
Depreciation and amortization	—	204	—	2	12,680	12,886	1,447	181	14,514
Fuel, lubricants and others	—	34	—	—	4,770	4,804	155	38	4,997
Maintenance and repairs	—	387	—	—	2,205	2,592	286	143	3,021
Freights	—	1,739	—	—	15	1,754	—	4,033	5,787
Export taxes / selling taxes	—	—	—	—	—	—	—	6,872	6,872
Export expenses	—	—	—	—	—	—	—	690	690
Contractors and services	—	—	—	—	1,137	1,137	—	—	1,137
Energy transmission	—	—	—	—	—	—	—	789	789
Energy power	—	420	—	—	54	474	45	10	529
Professional fees	—	11	—	—	54	65	1,808	219	2,092
Other taxes	—	22	—	—	304	326	167	—	493
Contingencies	—	—	—	—	—	—	689	—	689
Lease expense and similar arrangements	—	49	—	—	—	49	350	16	415
Third parties raw materials	—	—	—	—	5,239	5,239	—	—	5,239
Tax recoveries	—	—	—	—	(492)	(492)	—	—	(492)
Others	—	138	—	—	745	883	741	1,511	3,135
Subtotal	77	6,267	—	56	33,188	39,588	14,017	16,014	69,619
Own agricultural produce consumed	—	10,725	—	—	17,758	28,483	—	—	28,483
Total	77	16,992	—	56	50,946	68,071	14,017	16,014	98,102

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	March 31, 2018	March 31, 2017
	(unaudited)
Wages and salaries	30,540	31,876
Social security costs	8,191	7,776
Equity-settled share-based compensation	1,345	1,429
	40,076	41,081
Number of employees	7,921	8,358

8.    Other operating income / (loss), net

	March 31, 2018	March 31, 2017
	(unaudited)
Gain from commodity derivative financial instruments	19,790	16,274
Gain / (Loss) from disposal of other property items	120	(557)
Losses related to energy business	—	(3,247)
Others	(974)	802
	18,936	13,272

9.    Financial results, net

	March 31, 2018	March 31, 2017
	(unaudited)
Finance income:
- Interest income	2,463	1,422
- Cash flow hedge – transfer from equity	—	666
- Other income	543	24
Finance income	3,006	2,112

Finance costs:
- Interest expense	(13,630)	(13,253)
- Cash flow hedge – transfer from equity	(2,101)	—
- Foreign exchange losses, net	(9,348)	(3,684)
- Taxes	(1,050)	(517)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(1,458)	(1,703)
- Other expenses	(630)	(285)
Finance costs	(28,217)	(19,442)
Total financial results, net	(25,211)	(17,330)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2018	March 31, 2017
	(unaudited)
Current income tax	(476)	(295)
Deferred income tax	(3,228)	(3,516)
Income tax expense	(3,704)	(3,811)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2017.

The gross movement on the deferred income tax account is as follows:

	March 31, 2018	March 31, 2017
	(unaudited)
Beginning of period asset	32,980	23,897
Exchange differences	14	579
Tax charge relating to cash flow hedge (i)	1,294	(5,920)
Income tax expense	(3,228)	(3,516)
End of period asset	31,060	15,040

(i)
Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 7,015 loss for the three-month period ended March 31, 2018.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2018	March 31, 2017
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(4,388)	(3,348)
Non-deductible items	(253)	(501)
Non-taxable income	361	—
Tax losses where no deferred tax asset was recognized	82	—
Utilization of previously unrecognized tax	178	—
Others	316	38
Income tax expense	(3,704)	(3,811)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment

Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2018 and 2017 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2017
Opening net book amount.	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
Exchange differences	3,364	306	5,356	7,377	6,100	127	337	22,967
Additions	—	—	5,163	31,075	18,266	860	10,742	66,106
Transfers	—	226	1,472	2,896	—	—	(4,594)	—
Disposals	—	—	(56)	(974)	—	(3)	—	(1,033)
Reclassification to non-income tax credits (*)	—	—	(33)	(250)	—	—	(91)	(374)
Depreciation (Note 6)	—	(508)	(2,209)	(6,209)	(8,174)	(358)	—	(17,458)
Closing net book amount	113,222	9,664	199,748	285,225	232,361	4,561	28,035	872,816
At March 31, 2017 (unaudited)
Cost	113,222	20,206	303,714	621,376	422,696	14,825	28,035	1,524,074
Accumulated depreciation	—	(10,542)	(103,966)	(336,151)	(190,335)	(10,264)	—	(651,258)
Net book amount	113,222	9,664	199,748	285,225	232,361	4,561	28,035	872,816
Three-month period ended March 31, 2018
Opening net book amount	100,297	9,007	192,844	246,080	238,910	4,158	29,635	820,931
Exchange differences	(3,987)	(671)	(2,257)	(5,058)	(1,317)	(176)	1,367	(12,099)
Additions	—	—	5,520	29,910	17,823	913	14,161	68,327
Transfers	—	4	814	2,882	—	—	(3,700)	—
Disposals	—	—	(16)	(597)	—	(11)	—	(624)
Reclassification to non-income tax credits (*)	—	—	(16)	(93)	—	—	(39)	(148)
Depreciation (Note 6)	—	(568)	(3,387)	(11,058)	(8,820)	(395)	—	(24,228)
Closing net book amount	96,310	7,772	193,502	262,066	246,596	4,489	41,424	852,159
At March 31, 2018 (unaudited)
Cost	96,310	20,115	314,791	661,559	389,087	16,374	41,424	1,539,660
Accumulated depreciation	—	(12,343)	(121,289)	(399,493)	(142,491)	(11,885)	—	(687,501)
Net book amount	96,310	7,772	193,502	262,066	246,596	4,489	41,424	852,159

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2018, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the period ended March 31, 2018 and 2017, respectively.

As of March 31, 2018, borrowing costs of US$ 1,481 (March 31, 2017: US$ 551) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 264,101 as of March 31, 2018.

As of March 31, 2018 included within property, plant and equipment balances are US$ 192 related to the net book value of assets under finance leases.

12.    Investment property

Changes in the Group’s investment property in the three-month periods ended March 31, 2018 and 2017 were as follows:

	March 31, 2018	March 31, 2017
	(unaudited)
Beginning of the period	2,271	2,666
Exchange differences	(169)	86
End of the period	2,102	2,752
Cost	2,102	2,752
Net book amount	2,102	2,752

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	March 31, 2018	March 31, 2017
	(unaudited)
Rental income	170	171

As of March 31, 2018, the fair value (level 3) of investment property was US$ 42 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2018 and 2017 were as follows:

	Goodwill	Software	Others	Total
Three-month period ended March 31, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	402	74	2	478
Additions	—	94	7	101
Amortization charge (i) (Note 6)	—	(180)	(11)	(191)
Closing net book amount	13,807	2,889	944	17,640
At March 31, 2017 (unaudited)
Cost	13,807	5,580	2,680	22,067
Accumulated amortization	—	(2,691)	(1,736)	(4,427)
Net book amount	13,807	2,889	944	17,640

Three-month period ended March 31, 2018
Opening net book amount	12,412	3,851	929	17,192
Exchange differences	(410)	(119)	(4)	(533)
Additions	—	443	13	456
Amortization charge (i) (Note 6)	—	(255)	(10)	(265)
Closing net book amount	12,002	3,920	928	16,850
At March 31, 2018 (unaudited)
Cost	12,002	7,575	2,704	22,281
Accumulated amortization	—	(3,655)	(1,776)	(5,431)
Net book amount	12,002	3,920	928	16,850

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2018 and 2017, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2018 and 2017 were as follows:

	March 31, 2018
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Increase due to purchases	—	—	—	430	—	430
Initial recognition and changes in fair value of biological assets	17,894	10,622	2,250	(185)	(14,500)	16,081
Decrease due to harvest / disposals	(27,065)	(47,257)	(550)	(172)	(15,434)	(90,478)
Decrease due to sales of agricultural produce	—	—	(7,318)	—	—	(7,318)
Costs incurred during the year	27,598	13,359	6,717	414	22,042	70,130
Exchange differences	(2,875)	(2,208)	(697)	(303)	(302)	(6,385)
End of the period	47,297	4,233	9,740	4,200	84,984	150,454

	March 31, 2017
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	—	—	—	233	—	233
Initial recognition and changes in fair value of biological assets	11,897	6,022	1,941	184	(2,679)	17,365
Decrease due to harvest / disposals	(12,881)	(40,986)	(735)	—	(18,983)	(73,585)
Decrease due to sales of agricultural produce	—	—	(7,181)	—	—	(7,181)
Costs incurred during the year	23,779	12,565	6,133	221	18,281	60,979
Exchange differences	1,528	525	226	(19)	2,407	4,667
End of the period	52,512	3,701	7,211	3,052	81,406	147,882

(i)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets (continued)

Cost of production as of March 31, 2018:

	March 31, 2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	910	2,494	1,012	122	1,931	6,469
Depreciation and amortization	127	—	—	—	432	559
Fertilizers, agrochemicals and seeds	15,612	1,542	—	—	9,366	26,520
Fuel, lubricants and others	290	199	182	21	610	1,302
Maintenance and repairs	298	719	450	47	272	1,786
Freights	56	161	11	18	—	246
Contractors and services	6,264	6,323	—	20	2,248	14,855
Feeding expenses	—	—	2,523	58	—	2,581
Veterinary expenses	—	—	491	37	—	528
Energy power	39	1,603	247	—	—	1,889
Professional fees	51	5	—	—	84	140
Other taxes	385	41	2	31	16	475
Lease expense and similar arrangements	2,872	165	—	—	6,917	9,954
Others	694	107	44	3	166	1,014
Subtotal	27,598	13,359	4,962	357	22,042	68,318
Own agricultural produce consumed	—	—	1,755	57	—	1,812
Total	27,598	13,359	6,717	414	22,042	70,130

Cost of production as of March 31, 2017:

	March 31, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,192	2,488	1,181	95	2,136	7,092
Depreciation and amortization	129	—	—	—	558	687
Fertilizers, agrochemicals and seeds	14,175	1,052	2	—	8,372	23,601
Fuel, lubricants and others	249	268	173	1	728	1,419
Maintenance and repairs	398	676	436	49	433	1,992
Freights	16	236	37	1	—	290
Contractors and services	5,147	6,431	—	—	1,132	12,710
Feeding expenses	—	—	2,350	3	—	2,353
Veterinary expenses	—	—	421	42	—	463
Energy power	20	855	155	—	—	1,030
Professional fees	47	11	11	1,000	23	93
Other taxes	439	35	2	29	30	535
Lease expense and similar arrangements	1,171	176	1	—	4,609	5,957
Others	796	337	78	—	260	1,471
Subtotal	23,779	12,565	4,847	221	18,281	59,693
Own agricultural produce consumed	—	—	1,286	—	—	1,286
Total	23,779	12,565	6,133	221	18,281	60,979

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets (continued)

Biological assets as of March 31, 2018 and December 31, 2017 were as follows:

	March 31, 2018	December 31, 2017
	(unaudited)
Non-current
Cattle for dairy production	9,408	8,989
Breeding cattle	1,953	1,984
Other cattle	278	303
	11,639	11,276
Current
Breeding cattle	1,969	1,729
Other cattle	332	349
Sown land – crops	47,297	31,745
Sown land – rice	4,233	29,717
Sown land – sugarcane	84,984	93,178
	138,815	156,718
Total biological assets	150,454	167,994

15.    Financial instruments

As of March 31, 2018, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2018 and their allocation to the fair value hierarchy:

	2018
	Level 1	Level 2	Total

Assets
Derivative financial instruments	11,996	62	12,058
Total assets	11,996	62	12,058
Liabilities
Derivative financial instruments	(1,381)	(940)	(2,321)
Total liabilities	(1,381)	(940)	(2,321)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	10,386

Options	Quoted price	-	-	1	229

NDF	Quoted price	-	-	2	(128)

Foreign-currency interest-rate swaps	Theoretical price	Swap curve	Present value method	2	(750)
					9,737

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Trade and other receivables, net

	March 31, 2018	December 31, 2017
	(unaudited)
Non current
Trade receivables	6,662	6,597
Trade receivables – net	6,662	6,597
Advances to suppliers	2,411	2,363
Income tax credits	6,485	6,955
Non-income tax credits (i)	1,826	1,863
Judicial deposits	3,335	3,191
Other receivables	743	1,138
Non current portion	21,462	22,107
Current
Trade receivables	60,546	43,078
Receivables from related parties (Note 25)	10,380	10,218
Less: Allowance for trade receivables	(1,309)	(1,002)
Trade receivables – net	69,617	52,294
Prepaid expenses	17,025	11,565
Advance to suppliers	43,507	36,497
Income tax credits	16,229	2,046
Non-income tax credits (i)	26,410	38,865
Cash collateral	94	380
Receivables from related parties (Note 25)	406	176
Other receivables	6,748	8,284
Subtotal	110,419	97,813
Current portion	180,036	150,107
Total trade and other receivables, net	201,498	172,214

(i) Includes US$ 148 for the three-month period ended March 31, 2018 reclassified from property, plant and equipment (for the year ended December 31, 2017: US$ 1,086).

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2018	December 31, 2017
	(unaudited)
Currency
US Dollar	52,217	50,400
Argentine Peso	59,957	48,911
Uruguayan Peso	571	415
Brazilian Reais	88,449	72,488
Euro	304	—
	201,498	172,214

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Trade and other receivables, net (continued)

As of March 31, 2018 trade receivables of US$ 61,671 (December 31, 2017: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 592 and US$ 318 are over 6 months in March 31, 2018 and December 31, 2017, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

17.    Inventories

	March 31, 2018	December 31, 2017
	(unaudited)
Raw materials	83,939	46,836
Finished goods (Note 5) (i)	52,430	61,888
Others	245	195
	136,614	108,919

(i): Finished goods of Crops reportable segment are valued at fair value.

18.    Cash and cash equivalents

	March 31, 2018	December 31, 2017
	(unaudited)
Cash at bank and on hand	105,786	118,358
Short-term bank deposits	77,989	150,837
	183,775	269,195

19.    Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2017	122,382	1,120,823
Purchase of own shares	—	(1,059)
At March 31, 2017	122,382	1,119,764

At January 1, 2018	122,382	1,092,507
Purchase of own shares	—	(11,398)
At March 31, 2018	122,382	1,081,109

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Shareholder´s contribution (continued)

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 11, 2017, the Board of Directors approved the extension of the program for an additional twelve-month period ending on September 23, 2018.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of March 31, 2018, the Company repurchased an aggregate of 8,138,436 shares under the program, of which 2,101,777 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan. During the period ended March 31, 2018 and 2017 the Company repurchased shares for an amount of US$ 13,492 and US$ 1,230, respectively. The outstanding treasury shares as of March 31, 2018 totaled 6,039,649.

20.        Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2018, nil options (March 31, 2017: nil) were exercised, and 2,575 (March 31, 2017: nil) were forfeited.

(b)	Restricted Share and Restricted Stock Unit Plan

As of March 31, 2018, the Group recognized compensation expense US$ 1.3 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2017: US$ 1.4 million). For the three-month period ended March 31, 2018, nil Restricted Stock Units were granted, (March 31, 2017: nil), nil vested, (March 31, 2017: nil), and 4,906 were forfeited (March 31, 2017: 4,540).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.        Trade and other payables

	March 31, 2018	December 31, 2017
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	521	521
Other payables	302	306
	823	827
Current
Trade payables	74,370	82,824
Advances from customers	3,739	6,722
Amounts due to related parties (Note 25)	573	628
Taxes payable	4,474	6,462
Other payables	591	1,787
	83,747	98,423
Total trade and other payables	84,570	99,250

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

22.        Borrowings

	March 31, 2018	December 31, 2017
	(unaudited)
Non-current
Senior Notes (*)	495,789	495,707
Bank borrowings (*)	148,019	167,315
Obligations under finance leases	37	38
	643,845	663,060
Current
Senior Notes (*)	750	8,250
Bank overdrafts	6,943	6,214
Bank borrowings (*)	176,949	140,367
Obligations under finance leases	44	67
	184,686	154,898
Total borrowings	828,531	817,958

(*) The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Borrowings (continued)

As of March 31, 2018, total bank borrowings include collateralized liabilities of US$ 159,846 (December 31, 2017: US$ 171,369). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of the Issue Date, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	March 31, 2018	December 31, 2017
	(unaudited)
Fixed rate:
Less than 1 year	140,993	132,998
Between 1 and 2 years	30,595	35,762
Between 2 and 3 years	19,213	20,097
Between 3 and 4 years	19,233	20,130
Between 4 and 5 years	10,953	16,310
More than 5 years	495,844	495,754
	716,831	721,051
Variable rate:
Less than 1 year	43,649	21,833
Between 1 and 2 years	22,764	22,871
Between 2 and 3 years	18,046	17,945
Between 3 and 4 years	14,718	18,215
Between 4 and 5 years	10,216	11,164
More than 5 years	2,226	4,774
	111,619	96,802
	828,450	817,853

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value of the notes equals US$ 471 million, 94.228% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.        Payroll and social security liabilities

	March 31, 2018	December 31, 2017
	(unaudited)
Non-current
Social security payable	1,373	1,240
	1,373	1,240
Current
Salaries payable	10,394	6,199
Social security payable	2,872	3,702
Provision for vacations	10,720	12,323
Provision for bonuses	6,164	5,043
	30,150	27,267
Total payroll and social security liabilities	31,523	28,507

24.        Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.        Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			March 31, 2018	March 31, 2017	March 31, 2018	December 31, 2017

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 16)	—	—	406	176
		Cost of manufactured products sold and services rendered	90	—	—	—
		Payables (Note 21)		—	(402)	(367)
CHS Agro	Joint venture	Services	18	19	—	—
		Sales of good	44	—	—	—
		Payables (Note 21)	—	—	(171)	(261)
		Interest income	78	80	—	—
		Receivables (Note 16)	—	—	10,380	10,218
Directors and senior management	Employment	Compensation selected employees	(981)	(2,046)	(19,339)	(17,985)

(i) Shareholder of the Company.

26.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2018 and for the three-month periods ended March 31, 2018 and 2017 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2018, results of operations and cash flows for the three-month periods ended March 31, 2018 and 2017. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 33.1 to the annual financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Basis of preparation and presentation (continued)

(a) New and amended standards adopted by the Group:

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

–	IFRS 9 Financial Instruments, and

–	IFRS 15 Revenue from Contracts with Customers.

The impact of adopting IFRS 15 and IFRS 9 was not significant and therefore no cumulative effect upon adoption was recorded. The adoption of IFRS 15 was made by the modified retrospective method.

(b) Impact of standards issued but not yet applied by the Group

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, "Leases", which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by lessees in particular. The standard applies to annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied.

We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

(c) IFRS 15 Revenue from Contracts with Customers – Accounting policies

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control  vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity which expires in 2018. The delivery period starts in May and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Basis of preparation and presentation (continued)

starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

27.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2017 described in Note 33.

28.    Recent developments
On March 23, 2018 - the Company announced the submission of an investment proposal to partner with SanCor Cooperativas Unidas Limitadas (“SanCor”), one of the leading dairy processors of Argentina (the “Offer”). The Offer has been approved by the constituent members of the SanCor cooperative, however the Offer is still subject to the satisfaction of certain conditions precedent relating to SanCor’s restructuring and refinancing of SanCor’s indebtedness as well as SanCor and Adecoagro agreeing on formal documentation, among others. SanCor is one of the largest milk processors in Argentina. SanCor produces a wide range of dairy products, including milk, powdered milk, cheese, cream. SanCor is a well-established brand with more than 80 years in the marketplace. It owns several industrial assets with a total milk processing capacity of 4 million liters per day.

The accompanying notes are an integral part of these condensed consolidated interim financial statements